UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

 Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Sale of Mirabel Quebec Data Center & Feb Op Update dated 05 March 2024

Press Release

5 March 2024

Argo Blockchain plc

("Argo" or "the Company")

Sale of Mirabel, Quebec Data Center for $6.1 Million

February Operational Update

Argo Blockchain plc (LSE: ARB; Nasdaq: ARBK), a global leader in cryptocurrency mining, is pleased to announce that it has entered into an agreement for the sale of its data center located in Mirabel, Quebec (the "Mirabel Facility") for total consideration of $6.1 million (the "Transaction"). All references to $ are to USD,  being derived from the Canadian dollar amounts at an exchange rate of 0.74.

The Mirabel Facility has five megawatts of electrical capacity, implying a $1.2 million per megawatt sales price for the Transaction. The net proceeds from the Transaction are expected to first repay the Mirabel Facility's outstanding mortgage in full, with the remainder expected to be used to repay debt owed to Galaxy Digital Holdings, Ltd. ("Galaxy") (TSX: GLXY).

The Transaction is expected to strengthen Argo's balance sheet, reducing outstanding debt by $5.4 million. The Galaxy debt balance as of 29 February 2024, with pro forma adjustments for the Transaction and subsequent debt repayment, is $14.0 million, a 60% reduction from the original Galaxy debt balance of $35.0 million.

Pro Forma Unaudited Debt Balances:

$ in millions	Interest Rate	9/30/2023	12/31/2023	2/29/2023	Transaction	Pro Forma 2/29/2024
Senior Notes	8.75%	$40.0	$40.0	$40.0	-	$40.0
Galaxy Debt	SOFR + 11%	27.2	23.5	18.0	(4.0)	14.0
Mirabel Mortgage	Prime + 0.5%	1.6	1.5	1.4	(1.4)	-
Baie Comeau Mortgage	Prime + 0.5%	1.5	1.4	1.2	-	1.2
Total		$70.3	$66.4	$60.6	$(5.4)	$55.2

Importantly, the Transaction enables the Company to delever the balance sheet with minimal impact to the Company's revenue. Following the Transaction, Argo will maintain ownership of all mining machines currently located at the Mirabel Facility. The Company is in the process of relocating the machines to its Baie Comeau facility and anticipates selling certain prior generation machines representing approximately 140 PH/s. Going forward, the Company's total hashrate capacity is expected to be 2.7 EH/s.

The Transaction has significant operational benefits for Argo. It allows the Company to streamline its operations by locating all self-mining machines at its Baie Comeau facility. Additionally, the Transaction reduces the Company's non-mining operating expenses by $0.7 million annually.

The Transaction is expected to close by the end of March 2024 upon the successful completion of customary closing conditions, including entry into a definitive share purchase agreement and certain regulatory approvals.

Management Commentary

Argo's Chief Executive Officer, Thomas Chippas, said, "This Transaction demonstrates the Company's continued commitment to strengthening the balance sheet through a focus on aggressive deleveraging and reducing non-mining operating expenses. We are able to exit the Mirabel Facility with a high multiple on its power capacity, and we also realize a premium on this real estate asset while maintaining a strong hashrate capacity of 2.7 EH/s."

February Operational Update

During the month of February, the Company mined 92 Bitcoin, or 3.2 Bitcoin per day. This 21% reduction in daily Bitcoin production compared to the prior month was primarily due to a maintenance-related outage at the Cottonwood substation which is owned and operated by an unaffiliated third party. Total downtime from the outage was approximately 77 hours, or 11% of the month. The maintenance was completed on 21 February 2024, and normal operations have resumed. Additionally, Bitcoin production in February was negatively impacted by a 5% higher average network difficulty compared to the prior month.

Mining revenue in February 2024 amounted to $4.5 million, a decrease of 15% compared to the prior month (January 2024: $5.3 million).

As of 29 February 2024, the Company held digital assets worth the equivalent of 14 Bitcoin.

Argo CEO Thomas Chippas said, "Despite the decrease in Bitcoin production due to maintenance on the Cottonwood substation, we expect that our realized power prices at Helios for February will be significantly lower than normal due to favorable power market conditions. Lower power prices will have a beneficial impact to our mining profit, mining margin, and operating cash flow for the month."

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 74930989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Helen Humphrey	argoblock@tancredigroup.com

 About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining operations in Quebec and Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 March, 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer